(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2014. These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS

Current assets
Cash and cash equivalents (Note 6)	$ 3,181,985	$ 1,560,788
Available-for-sale investments (Note 7)	6,865,807	8,687,428
Advances and other receivables	61,559	63,293
Taxes receivable	11,262	11,426
Due from related parties (Note 13)	-	33,817
Prepaid expenses and deposits (Note 13)	128,196	143,981
Total current assets	10,248,809	10,500,733

Non-current assets
Long-term deposits (Note 13)	145,781	134,623
Property and equipment (Note 8)	129,102	153,102
Exploration and evaluation assets (Note 10)	650,144	531,369
Investment in associate (Note 9)	1	1
Total non-current assets	925,028	819,095

TOTAL ASSETS	$ 11,173,837	$ 11,319,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 13)	$ 282,279	$ 103,059
Total liabilities	282,279	103,059

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,636,658
Deficit	(53,201,753)	(53,137,013)
Accumulated other comprehensive income	864,040	1,124,511
Total shareholders' equity	10,891,558	11,216,769

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,173,837	$ 11,319,828

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON NOVEMBER 24, 2014 BY:

“Simon Ridgway”	, Director	“William Katzin”	, Director
Simon Ridgway		William Katzin

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

EXPLORATION EXPENDITURES	$ 519,535	$ 196,232	$ 830,148	$ 891,157

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	10,110	11,714	30,507	35,631
Consulting fees (Note 13)	-	-	-	28,000
Legal and audit fees	14,900	3,068	31,447	62,675
Management fees (Note 13)	25,500	18,000	76,500	54,000
Office and miscellaneous (Note 13)	46,265	31,173	153,218	109,632
Property investigations (Note 13)	49,255	14,183	133,304	81,066
Public relations (Note 13)	3,496	977	6,764	29,649
Salaries and benefits (Note 13)	29,667	49,008	74,846	194,174
Transfer agent and regulatory fees (Note 13)	1,807	1,428	13,173	16,192
Travel and accommodation (Note 13)	10,307	4,983	30,212	33,449
	191,307	134,534	549,971	644,468

Loss before other income (expenses)	(710,842)	(330,766)	(1,380,119)	(1,535,625)

OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 9)	-	(52,450)	-	(142,050)
Foreign currency exchange loss	(1,177)	(2,619)	(1,459)	(767)
Gain on sale of available-for-sale investments	-	3,553	1,289,708	81,217
Impairment on available-for-sale investments	-	30,222	-	(40,296)
Gain from mineral property option agreements	-	-	-	98,590
Investment income	11,227	6,285	27,130	16,786
Write off of exploration and evaluation costs	-	(171,815)	-	(171,815)
Net loss for the period	$ (700,792)	$ (517,590)	$ (64,740)	$ (1,693,960)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:	-
Total holding losses on available-for-sale investments (Note 7)	(2,726,499)	-	(17,361)	-
Less reclassification adjustment for gains included in income (Note 7)	-	-	(243,110)	-
Fair value gains (losses) on available-for-sale investments (Note 7)	(2,726,499)	1,310,903	(260,471)	(3,943,211)
Total comprehensive income (loss)	$ (3,427,291)	$ 793,313	$ (325,211)	$ (5,637,171)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.02)
Weighted average number of common shares outstanding	86,675,617	86,675,617	86,675,617	86,675,617

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2012	86,675,617	$ 56,592,613	$ 6,636,658	$ 607,506	$ (44,849,250)	$ 18,987,527
Loss for the period	-	-	-	-	(1,693,960)	(1,693,960)
Available-for-sale investments	-	-	-	(3,943,211)	-	(3,943,211)
Balance, September 30, 2013	86,675,617	56,592,613	6,636,658	(3,335,705)	(46,543,210)	13,350,356
Loss for the period	-	-	-	-	(6,593,803)	(6,593,803)
Available-for-sale investments	-	-	-	4,460,216	-	4,460,216
Balance, December 31, 2013	86,675,617	56,592,613	6,636,658	1,124,511	(53,137,013)	11,216,769
Loss for the period	-	-	-	-	(64,740)	(64,740)
Available-for-sale investments	-	-	-	(260,471)	-	(260,471)
Balance, September 30, 2014	86,675,617	$ 56,592,613	$ 6,636,658	$ 864,040	$ (53,201,753)	$ 10,891,558

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (700,792)	$ (517,590)	$ (64,740)	$ (1,693,960)
Items not involving cash:
Amortization	10,110	11,714	30,507	35,631
Gain from mineral property option agreements	-	-	-	(98,590)
Write off of exploration and evaluation costs	-	171,815	-	171,815
Impairment of available-for-sale investments	-	(30,222)	-	40,296
Gain on sale of available-for-sale investments	-	(3,553)	(1,289,708)	(81,217)
Share of post-tax losses of associate	-	52,450	-	142,050
	(690,682)	(315,386)	(1,323,941)	(1,483,975)
Changes in non-cash working capital items:
Advances and other receivables	2,116	(9,673)	1,734	1,262
Taxes receivable	155	5,417	164	37,439
Prepaid expenses and deposits	(73,071)	(15,215)	(34,215)	29,324
Long-term deposits	(11,158)	-	(11,158)	-
Due from related parties	-	2,399	33,817	91,846
Accounts payable and accrued liabilities	173,962	(62,814)	179,220	(20,907)
	(598,678)	(395,272)	(1,154,379)	(1,345,011)

INVESTING ACTIVITIES
Purchase of marketable securities and investments	-	-	(450,000)	-
Expenditures on exploration and evaluation asset acquisition costs	(56,624)	-	(118,775)	(171,815)
Proceeds from mineral property option agreements	-	-	-	49,295
Proceeds from sale of marketable securities and investments	-	153,998	3,350,858	2,575,812
Purchase of property and equipment	(3,758)	(1,255)	(6,507)	(1,255)
	(60,382)	152,743	2,775,576	2,452,037

Increase (decrease) in cash and cash equivalents	(659,060)	(242,529)	1,621,197	1,107,026

Cash and cash equivalents, beginning of period	3,841,045	2,343,922	1,560,788	994,367

Cash and cash equivalents, end of period	$ 3,181,985	$ 2,101,393	$ 3,181,985	$ 2,101,393

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located in Central and North America.  The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company. These condensed interim consolidated financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s most recent annual financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis as modified by the revaluation of available for sale financial assets.

The condensed interim consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

Nature of Operations

At September 30, 2014, the Company had no revenue producing operations and had accumulated losses of $53,201,753 since inception. However, the Company has sufficient cash resources and a working capital surplus of $9.97 million to meet its obligations for at least the next twelve months from the end of the reporting period. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

These condensed interim consolidated financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – (cont’d)

Basis of Consolidation – (cont’d)

Details of the Company’s principal subsidiaries at September 30, 2014 are as follows:

Name	Place of incorporation	Interest %	Principal activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Radius Gold (U.S.) Inc.	Nevada, USA	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc.	Cayman Islands	100%	Holding company

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective January 1, 2014, the Company adopted the following new and revised standards that were issued by the IASB:

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s condensed interim consolidated financial statements.

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the condensed interim consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc. (“Rackla”) but does not have significant influence over Medgold Resources Corp (“Medgold”);

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period;

c)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

d)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the condensed interim consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than three months from the date of acquisition. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

7.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value. As of September 30, 2014, available-for-sale investments consisted of 2,826,394 common shares of B2Gold Corp. (“B2Gold”), 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), and 5,000,000 common shares of Medgold, all of which are public companies.

During the period ended September 30, 2014, the Company acquired 5,000,000 common shares and 5,000,000 share purchase warrants in Medgold by way of a private placement at a cost of $500,000. Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.  The Company and Medgold have two common directors. Subsequent to the period end, the exercise price for 3,000,000 of the Medgold warrants was reduced from $0.15 to $0.11 per share and the Company exercised the 3,000,000 warrants at a cost of $330,000.

The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the period ended September 30, 2014, the Company sold an additional 1,057,000 B2Gold shares for proceeds of $3,350,858 and recorded a gain on sale of available-for-sale investments of $1,289,708.

During the year ended December 31, 2013, the Company sold all of its 34,589 common shares of Fortuna Silver Mines Inc. (“Fortuna”) for proceeds of $153,998.

As at September 30, 2014, the fair value based on quoted market prices of the available-for-sale investments was $6,865,807 (December 31, 2013: $8,687,428). An unrealized loss of $260,471 was recorded in other comprehensive income during the period ended September 30, 2014 (2013: unrealized loss of $3,943,211).  The portion of the unrealized gain relating to B2Gold shares for the current period was $39,529 and was the result of a total holding gain on available-for-sale investments of $282,639 less a reclassification adjustment for gains included in income of $243,110.

During the year ended December 31, 2013, the Company determined that the decline in value of the Focus shares was prolonged and, accordingly, recorded an impairment of $70,518.  Total impairment provisions on Focus shares for the period ended September 30, 2014 is $Nil (2013: $40,297). During the year ended December 31, 2013, the Company determined that the decline in value of B2Gold shares was both significant and prolonged and, accordingly, recorded an impairment of $5,863,925.

 The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Medgold	Fortuna	Rackla(1)(2)	Total
Balance, December 31, 2012	$ 16,236,783	$ 181,333	$ -	$ 96,172	$ 35,878	$16,550,166
Acquisition of shares	-	-	-	49,295	-	49,295
Disposition of shares	(2,344,150)	-	-	(150,445)	-	(2,494,595)
Impairment adjustment	(5,863,925)	(70,518)	-	-	-	(5,934,443)
Net change in fair value recorded in other comprehensive income	437,091	110,814	-	4,978	(35,878)	517,005
Balance, December 31, 2013	8,465,799	221,629	-	-	-	8,687,428
Acquisition of shares	-	-	500,000	-	-	500,000
Disposition of shares	(2,061,150)	-	-	-	-	(2,061,150)
Net change in fair value recorded in other comprehensive income	39,529	-	(300,000)	-	-	(260,471)
Balance, September 30, 2014	$ 6,444,178	$ 221,629	$ 200,000	$ -	$ -	$ 6,865,807

(1)

The Company’s holding of 7,175,700 tradable Rackla Metals Inc. (“Rackla”) warrants expired during the year ended December 31, 2013.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla with a fair value of $197,328 as of September 30, 2014 but they are recorded as an investment in associate (Note 9).

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

8.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2012	$ 59,004	$ 215,638	$ 248,085	$ 62,656	$ 83,594	$ 2,480	$ 671,457
Additions	-	-	1,234	-	-	-	1,234
Balance, December 31, 2013	59,004	215,638	249,319	62,656	83,594	2,480	672,691
Additions	3,758	-	2,749	-	-	-	6,507
Balance, September 30, 2014	$ 62,762	$ 215,638	$ 252,068	$ 62,656	$ 83,594	$ 2,480	$ 679,198

Accumulated amortization
Balance, December 31, 2012	$ 25,967	$ 175,425	$ 187,541	$ 29,739	$ 51,732	$ 1,447	$ 471,851
Charge for period	4,800	10,157	19,163	6,936	6,372	310	47,738
Balance, December 31, 2013	30,767	185,582	206,704	36,675	58,104	1,757	519,589
Charge for period	3,725	8,171	10,454	4,170	3,824	163	30,507
Balance, September 30, 2014	$ 34,492	$ 193,753	$ 217,158	$ 40,845	$ 61,928	$ 1,920	$ 550,096

Carrying amounts
At December 31, 2013	$ 28,237	$ 30,056	$ 42,615	$ 25,981	$ 25,490	$ 723	$ 153,102
At September 30, 2014	$ 28,270	$ 21,885	$ 34,910	$ 21,811	$ 21,666	$ 560	$ 129,102

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

9.

INVESTMENT IN ASSOCIATE

As at December 31, 2012, the Company held 9,866,376 common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares, as well as 8,521,038 share purchase warrants of Rackla.  In 2013, 7,175,700 warrants expired unexercised, leaving a balance of 1,345,338 warrants to purchase common shares of Rackla at $0.10 until October 10, 2014 and 9,866,376 common shares as of September 30, 2014.  Subsequent to the period end, the 1,345,338 warrants expired unexercised.

Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2013 to September 30, 2014:

Balance, December 31, 2012	$ 493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013	1
Balance, September 30, 2014	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The cumulative unrecognized share of losses for the associate is $558,382.

The financial statement balances of Rackla are as follows:

	September 30, 2014	December 31, 2013
Total assets	$ 217,892	$ 1,221,037
Total liabilities	42,875	36,543
Net loss	1,009,477	4,373,259

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

10.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	United States	Mexico	Total
Balance, December 31, 2012	$ 531,369	$ -	$ -	$ 531,369
Cash	-	-	171,815	171,815
Write-off acquisition costs	-	-	(171,815)	(171,815)
Balance, December 31, 2013	531,369	-	-	531,369
Cash	-	118,775	-	118,775
Balance, September 30, 2014	$ 531,369	$ 118,775	$ -	$ 650,144

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2013. Significant exploration and evaluation asset transactions that have occurred during the period ended September 30, 2014 are as follows:

Medgold Strategic Alliance - Portugal

On January 8, 2014, the Company entered into a strategic alliance agreement with Medgold whereby the Company has the right to option one of Medgold’s properties in Portugal. For a period of eighteen months, the Company may select one of the Medgold’s Portuguese properties in which the Company will be granted the option to earn a 51% interest by spending $3,000,000 on exploration and development of that property.  Upon exercise of the option, a joint venture will be formed between Medgold and the Company to further develop the property. As of September 30, 2014, the Company has not yet exercised its right to option one of the Portuguese properties.

Mineral Property - Idaho, USA

During the period ended September 30, 2014, the Company entered into an agreement with Merrill Palmer to lease for up to 99 years a 100% interest in the Mineral Property which consists of a series of 39 federal mining claims covering approximately 562 hectares in the Mineral Mining District, Washington County, Idaho.  The Company may keep the lease in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year (paid) and increasing by US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 will be required until commercial production has commenced.  Mr. Palmer has retained a 3.0% net smelter return royalty and during the first five years of the lease, the Company may reduce the royalty to 1.5% by paying US$2.0 million to Mr. Palmer.

During the current period, the Company also staked an additional 47 claims to be part of the Mineral Property at a cost of $32,174.

Blue Hill Property - Idaho, USA

During the period ended September 30, 2014, the Company entered into an agreement with Otis Gold Corp (“Otis”) for the right to acquire a 70% interest in the Blue Hill Gold Project, subject to a 2.5% net smelter return royalty, which consists of 36 federal lode mining claims located on federal land comprising 295 hectares and one Idaho State lease comprising 33 hectares in the Cassia County, Idaho.  The option may be exercised by making cash payments to Otis totaling US$525,000 (US$30,000 paid) and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

There was no share capital activity during the periods ended September 30, 2014 and 2013.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2013 to September 30, 2014:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2012	9,335,001	$0.43
Expired	(9,335,001)	$0.43
Balance, December 31, 2013	-	-
Balance, September 30, 2014	-	-

As at September 30, 2014, no share purchase warrants were outstanding.

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise. The value of stock option and share purchase warrants that are forfeited or expire unexercised is not removed from other equity reserve.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises an available-for-sale reserve. This reserve is used to recognize fair value changes on available-for-sale investments.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation. The options are for a maximum term of ten years.

The following is a summary of changes in options for the period ended September 30, 2014:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	-	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,135,000	-	-	-	2,135,000	2,135,000
			4,915,000	-	-	-	4,915,000	4,915,000
Weighted average exercise price			$0.35	-	-	-	$0.35	$0.35

b)

Fair Value of Options Issued During the Period

There were no options granted during the period ended September 30, 2014.

The weighted average remaining contractual life of the options outstanding at September 30, 2014 is 6.77 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

c)

Expenses Arising from Share-based Payment Transactions

There were no expenses arising from share-based payment transactions recognized during the periods ended September 30, 2014 and 2013 as part of share-based compensation expense.

As of September 30, 2014 there was no amount (December 31, 2013: $Nil) of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the periods ended September 30, 2014 and 2013 as part of exploration and evaluation asset acquisition costs.

13.

RELATED PARTY TRANSACTIONS

The Company had transactions during the periods ended September 30, 2014 and 2013 with related parties who consisted of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla (Associate)	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the condensed interim consolidated financial statements (Notes 7, 9 and 10), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the periods ended September 30, 2014 and 2013:

	Nine months ended September 30,
	2014	2013
Expenses:
Salaries and benefits	$ 8,522	$ 11,846
Mineral property costs:
Salaries and benefits	5,306	37,277
	$ 13,828	$ 49,123

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

13.

RELATED PARTY TRANSACTIONS – (cont’d)

The Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the periods ended September 30, 2014 and 2013, the Company reimbursed Gold Group the following:

	Nine months ended September 30,
	2014	2013
General and administrative expenses:
Consulting fees	$ -	$ 3,000
Office and miscellaneous	35,498	34,957
Public relations	1,189	3,365
Property investigations	-	25,320
Salaries and benefits	62,347	192,183
Transfer agent and regulatory fees	3,749	3,109
Travel and accommodation	11,681	14,896
	$ 114,464	$ 276,830
Exploration expenditures	$ -	$ 55,703

Salary and benefits costs for the nine months ended September 30, 2014 include those for the Chief Financial Officer and Corporate Secretary (2013: Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary).

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Prepaid expenses and deposits include an amount of $420 (December 31, 2013: $Nil) paid to Gold Group for shared administrative costs.

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $Nil (December 31, 2013: $33,817) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts were unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities include $15,675 (December 31, 2013: $31,369) payable to Gold Group for shared administrative costs and $Nil (December 31, 2013: $7,500) to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Nine months ended September 30,
	2014	2013
Management fees	$ 76,500	$ 54,000
Salaries, benefits and fees	19,392	104,816
	$ 95,892	$ 158,816

There were no share-based payments to key management personnel or directors not specified as key management personnel during the periods ended September 30, 2014 and 2013.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

14.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, USA, Guatemala, Nicaragua, Mexico, and Caymans. Details of identifiable assets by geographic segments are as follows:

Period ended September 30, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$ 578,559	$ 113,193	$ 6,468	$ 131,928	$ -	$ 830,148
Gain on sale of available-for-sale investments	1,289,708	-	-	-	-	-	1,289,708
Investment income	27,130	-	-	-	-	-	27,130
Amortization	19,681	-	10,307	519	-	-	30,507
Profit/(loss) before income taxes	921,035	(578,559)	(240,918)	(8,481)	(138,651)	(19,166)	(64,740)
Capital expenditures*	6,507	118,775	-	-	-	-	125,282

Period ended September 30, 2013	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$ -	$ 412,940	$ 121,765	$ 356,452	$ -	$ 891,157
Exploration and evaluation asset costs written off	-	-	-	-	171,815	-	171,815
Investment income	16,786	-	-	-	-	-	16,786
Amortization	25,464	-	9,657	510	-	-	35,631
Profit/(loss) before income taxes	(610,344)	-	(493,534)	(125,256)	(484,165)	(19,339)	(1,693,960)
Capital expenditures*	-	-	1,234	-	171,815	-	173,049

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at September 30, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$ 9,901,385	$ -	$ 29,378	$ 10,163	$ 37,476	$ 270,407	$ 10,248,809
Total non-current assets	246,010	118,775	555,730	4,513	-	-	925,028
Total assets	$ 10,147,395	$ 118,775	$ 585,108	$ 14,676	$ 37,476	$ 270,407	$ 11,173,837
Total liabilities	$ 274,322	$ -	$ 3,242	$ 17	$ 4,698	$ -	$ 282,279

As at December 31, 2013	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$ 10,116,791	$ -	$ 53,207	$ 9,968	$ 32,223	$ 288,544	$ 10,500,733
Total non-current assets	248,029	-	566,034	5,032	-	-	819,095
Total assets	$ 10,364,820	$ -	$ 619,241	$ 15,000	$ 32,223	$ 288,544	$ 11,319,828
Total liabilities	$ 93,762	$ -	$ 1,529	$ 2,178	$ 5,586	$ 4	$ 103,059

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at September 30, 2014, cash totalling $90,643 (December 31, 2013: $68,059) was held in US dollars, $892 (December 31, 2013: $694) in Nicaragua Cordoba, $Nil (December 31, 2013: $4,213) in Guatemala Quetzal, $850 (December 31, 2013: $690) in Mexican Pesos and $709 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at September 30, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $9,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Medgold are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $687,000 decrease in equity.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At September 30, 2014, the Company had working capital of $9.97 million (December 31, 2013: $10.4 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The condensed interim consolidated statement of financial position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold, Focus, and Medgold are based on quoted prices and are therefore considered to be Level 1.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

16.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended September 30, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

17.

CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses to conform to the current year presentation of expenses.

18.

EVENTS AFTER THE REPORTING DATE

Subsequent to September 30, 2014, the following events which have not been disclosed elsewhere in these condensed interim consolidated financial statements have occurred:

•

The Company advanced $800,000 to Southern Silver Exploration Corp. (“Southern Silver”) in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico. In consideration of the advance, Southern Silver has granted to the Company an exclusive option for 120 days to settle the terms of a business arrangement for the Company to acquire either a direct or indirect interest in the Cerro Las Minitas claims, including continued exploration and development of the property.

•

Security for the loan shall consist of issuance of a debenture convertible into common shares of Southern Silver in favour of the Company supported by hypothecation of all shares in Southern Silver’s subsidiary which holds the mineral claims forming the property.

The loan is repayable on demand, provided that the Company shall not demand payment for a period of one year.  Interest is payable annually at 8% per annum.

The agreement is subject to acceptance by the TSX Venture Exchange.

•

On October 15, 2014, the Company signed agreements with B2Gold to sell the Company’s 40% interest in the San Jose, Nicaragua joint venture in consideration for a 2% net smelter return royalty, and to mutually terminate the La Magnolia, Nicaragua joint venture.  Closing of the sale of the San Jose joint venture is anticipated to occur by the end of 2014.